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March 23, 2022	Renee M. Hardt Shareholder +1 312 609 7616 rhardt@vedderprice.com

Via Edgar

Ms. Deborah O’Neal
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	The Oberweis Funds Post-Effective Amendment No. 70 (File Nos. 33-9093 and 811-4854)

Dear Ms. O’Neal:

On behalf of The Oberweis Funds (the “Trust”), this letter is in response to the comments you provided on March 8, 2022 during our telephone conference regarding the post-effective amendment filing of the Trust made on January 14, 2022 with respect to the Oberweis Focused International Growth Fund (the “Fund”).

1.	Fees and Expenses of the Fund

a.	Comment: With respect to footnote 2, if applicable, please disclose that acquired fund fees and expenses are excluded from the expense limitation.

Response: Acquired fund fees and expenses are not excluded from the expense limitation.

b.	Comment: With respect to footnote 2, please clarify that expenses may only be recouped within three years of the date of the waiver.

Response: As disclosed in the footnote, expenses may only be recouped during the term of the agreement (which is through April 30, 2023). The disclosure has been revised to further clarify this.

2.	Principal Investment Strategies

a.	Comment: Since the Fund does not have a policy to concentrate, please consider changing the phrase “is concentrated” to “is focused.”

Response: This change has been made.

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Ms. Deborah O’Neal

March 23, 2022

3.	Fund Performance

a.	Comment: Consistent with Form N-1A, General Instructions C(3)(b), please delete the fifth through seventh sentences of this section.

Response: These sentences have been deleted.

4.	Historical Performance Information for Similar Accounts Managed by OAM

a.	Comment: The disclosure notes that the historical performance is calculated in accordance with GIPS standards. Please disclose that GIPS standards differ from the standardized SEC methodology.

Response: The disclosure has been revised accordingly.

b.	Comment: The disclosure stated that the adviser has been independently verified for GIPS compliance. Please disclose the nature of the verification and include the consent of the firm that provided the independent verification as an exhibit to the registration statement.

Response: The sentence in the prospectus which begins “Verification provides” describes the nature of the verification. The consent of ACA Group has been included as an exhibit to the registration statement.

c.	Comment: Supplementally represent that the adviser maintains the books and records necessary to form the basis for the calculation of the composite’s performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response: The adviser has represented that it maintains the books and records necessary to form the basis for the calculation of the composite’s performance as required by Rule 204-2(a)(16) under the Advisers Act.

5.	SAI

a.	Comment: With respect to the Fund’s investment restriction regarding concentration, the phrase beginning “except that the Fund” is considered to be a freedom of action to concentrate pursuant to management’s investment decision and is considered to be prohibited by the Investment Company Act of 1940, as amended (the “1940 Act”), as set forth in 1940 Act Release No. 9011 (Oct. 30, 1975).

Response: The following language has been deleted from the investment restriction regarding concentration: except that the Fund may invest up to 25% of its total assets in any one industry.

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Ms. Deborah O’Neal

March 23, 2022

Please call me at (312) 609-7616 if you have any questions.

Very truly yours,

/s/ Renee M. Hardt

Renee M. Hardt

RMH/ser

cc:	Patrick B. Joyce James A. Arpaia